                                                     September 18, 2018

VIA EDGAR AND E-MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20549

Attention: Mara L. Ransom

Re:	Acceleration Request of EVO Payments, Inc. Registration Statement on Form S-1 (File No. 333-227393)

Ladies and Gentlemen:

        Pursuant to Rule 461 under the Securities Act of 1933, as amended, EVO Payments, Inc. (the “Company”), hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. (ET) on Thursday, September 20, 2018, or as soon thereafter as is practicable. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, King & Spalding LLP, by calling Keith Townsend at (404) 572-3517.

*        *        *        *

Thank you for your assistance in this matter.

Very truly yours,

/s/ Steven J. de Groot
Steven J. de Groot Executive Vice President and General Counsel

cc:

Mara L. Ransom

Danilo Castelli

(Securities and Exchange Commission)

James G. Kelly

Kevin M. Hodges

(EVO Payments, Inc.)

Keith M. Townsend

Zachary L. Cochran

(King & Spalding LLP)

Marc D. Jaffe

Ian D. Schuman

(Latham & Watkins LLP)